Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

June 27, 2024

VIA EDGAR CORRESPONDENCE

Mr. Jeff Long

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Registrant”)

File Nos. 333-180308; 811-22680

Dear Mr. Long:

In a telephone conversation with me on June 10, 2024, you communicated the U.S. Securities and Exchange Commission staff’s (the “Staff”) comments on the Registrant’s Form N-CSR filed via EDGAR on March 6, 2024 on behalf of its series, the Westwood Salient MLP & Energy Infrastructure Fund (the “Fund”), for the Fund’s fiscal year ended December 31, 2023. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Comment 1. Footnote (d) to the Financial Highlights tables notes that the Fund’s net expense ratio exceeded the expense limitation during the year ended December 31, 2022 due to reorganization expenses. Please explain the basis for excluding these expenses from the expense cap.

Response. As described in Note 8 (Reorganization Event) of the Notes to Financial Statements, on September 14, 2022, the Salient Midstream & MLP Fund, closed-end fund (“Acquired Fund”), was reorganized into the Salient MLP Energy & Infrastructure Fund, a series of Salient MF Trust (the “Acquiring Fund”) (the “Reorganization”). In accordance with the terms of the Agreement and Plan of Reorganization, the Acquired Fund paid 70% of the costs associated with the Reorganization and the Acquiring Fund paid 30% of the costs associated with the Reorganization. Under the Acquiring Fund’s Expense Limitation Agreement, the Fund’s investment adviser contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the Acquiring Fund to the extent necessary to maintain the Acquiring Fund’s total operating expenses at 1.55% for Class A shares through April 30, 2023, excluding certain expenses, such as taxes, brokerage commissions, interest, short dividend expense, any acquired fund fees and expenses, litigation and extraordinary expenses.  In accordance with generally accepted accounting principles, the expenses related to the Reorganization were deemed extraordinary expenses, and were therefore excluded from the cap. The Acquiring Fund in the Reorganization subsequently was reorganized into the Fund on November 18, 2022.

Comment 2. It appears that the Fund was invested greater than 25% in master limited partnerships (“MLPs”) at December 31, 2023. Please confirm that the Fund qualified as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), as of December 31, 2023.

Response. The Fund may directly invest up to but not more than 25% (or such higher amount as permitted by any applicable tax diversification rules) of total assets, at the time of investment, in equity or debt securities of master limited partnerships (“MLPs”). This limit does not apply to securities issued by MLP affiliates, which are not treated as publicly traded partnerships for U.S. federal income tax purposes. As of December 31, 2023, the Fund invested 23.06% of its assets in MLPs as defined in the prospectus and qualified as a RIC under the Code. The category “Master Limited Partnerships” contained in the Schedule of Investments in the Fund’s Annual Report dated December 31, 2023 includes the following holdings which are not treated as publicly traded partnerships for U.S. federal income tax purposes and, as a result, such holdings fell outside of the 25% limitation on MLPs:

Security	Tax Treatment
Hess Midstream L.P. – Class A	C Corporation
Kimball Royalty Partners LP	C Corporation
Nextera Energy Partners, L.P.	C Corporation
Plains GP Holdings, L.P. – Class A	C Corporation
EMG Utica I Offshore Co-Investment LP	Private Investment; held through C Corporation Blocker

The Fund will add disclosure to the Schedule of Investments in subsequent shareholder reports to identify those securities held by the Fund that are not treated as publicly traded partnerships for U.S. federal income tax purposes.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 513-577-1693 if you wish to discuss this correspondence further.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary

cc:       T. Heim, President of the Trust

D. Bauer, Treasurer of the Trust

G. Gosselink, Northern Lights Compliance Services, LLC

N. Crum, Esq., Sullivan & Worcester LLP